UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Precidian ETF Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

350 Main Street, Suite 9, Bedminster, New Jersey 07921

Telephone Number (including area code):

908-781-0560

Name and address of agent for service of process:

Mark Criscitello, 350 Main Street, Suite 9, Bedminster, New Jersey 07921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Bedminster, State of New Jersey, on this 29th day of March, 2017.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Daniel J. McCabe
Sole Initial Trustee and President

Attest:

/s/ Mark Criscitello

Name: Mark Criscitello